UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 2 to
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Telular Corporation
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Common Stock
Par Value $.01 Per Share
(Title of class of securities)
87970T208
(CUSIP number of class of securities)
Jonathan M. Charak
Chief Financial Officer
Telular Corporation
311 South Wacker Drive, Suite 4300
Chicago, IL 60606
Telephone: (312) 379-8343
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
With a copy to:
Michael E. Cutler, Esq.
Covington & Burling LLP
1201 Pennsylvania Avenue, NW
Washington D.C. 20004-2401
Telephone: (202) 662-6000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$5,275,928.25	$294.40

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 2,344,857 outstanding shares of common stock, par value $.01 per share, will be purchased at the maximum tender offer price of $2.25 per share.

**	The amount of the filing fee, calculated pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$251.10	Filing Party:	Telular Corporation
Form or Registration No.:	005-5011	Date Filed:	May 18, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by Telular Corporation (the “Company”) with the U.S. Securities and Exchange Commission on May 18, 2009, as amended by Amendment No. 1 to Schedule TO filed with the SEC on June 5, 2008 (the “Schedule TO”), relating to the Company’s offer to purchase up to 2,000,000 shares of its common stock, par value $.01 per share, at a price not more than $2.25 nor less than $2.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated May 18, 2009 (the “Offer to Purchase”), and the related letter of transmittal, as amended (the “Letter of Transmittal”) (together, the “Tender Offer”). This Amendment No. 2 is filed to report the preliminary results of the Tender Offer, which the Company disclosed in a press release dated June 16, 2009.
     Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated; unaffected items and exhibits are not included herein.
Item 11. Additional Information.
     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

     On June 16, 2009, Telular issued a press release announcing the preliminary results of the Tender Offer, which expired at 12:01 a.m., New York City time, on Tuesday, June 16, 2009. A copy of the press release is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.
Item 12. Exhibits.
     The Exhibit Index included in this Amendment No. 2 is incorporated herein by reference.
SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TELULAR CORPORATION
Dated: June 16, 2009	By:	/s/ Jonathan M. Charak
		Name:	Jonathan M. Charak
		Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase for Cash, dated May 18, 2009.*
(a)(1)(B)	Letter of Transmittal, as amended.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated May 18, 2009.*
(a)(1)(E)	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated May 18, 2009.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press release issued by Telular dated May 18, 2009 (filed as Exhibit 99.1 to Telular’s Form 8-K filed on May 18, 2009 and incorporated herein by reference).
(a)(5)(B)	Press release issued by Telular dated June 16, 2009.
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Employment Agreement with Joseph A. Beatty dated December 14, 2007 (filed as Exhibit 10.1 to Telular’s Form 8-K filed December 19, 2007 and incorporated by reference herein.)
(d)(2)	Retention and Severance Agreement with Jonathan M. Charak dated March 17, 2008 (filed as Exhibit 10.1 to Telular’s Form 8-K filed March 19, 2008 and incorporated by reference herein.)
(d)(3)	Retention and Severance Agreement with George S. Brody dated July 29, 2008 (filed as Exhibit 10.1 to Telular’s Form 8-K filed August 4, 2008 and incorporated by reference herein.)
(d)(4)	Telular Corporation First Amended and Restated 2003 Non-Employee Director Stock Incentive Plan (filed as Appendix A of Telular’s proxy statement on Schedule 14A as filed on December 26, 2007 and incorporated by reference herein.)
(d)(5)	Telular Corporation 2008 Employee Stock Incentive Plan (filed as Appendix B of Telular’s proxy statement on Schedule 14A as filed on December 26, 2007 and incorporated by reference herein.)

(d)(6)	Telular Corporation Fifth Amended and Restated 1993 Stock Incentive Plan (filed as Exhibit 10.22 to Telular’s Form 10-Q as filed on February 14, 2003 and incorporated by reference herein.)
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.